FITZGIBBON TOIGO & CO., LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021

ASSETS

Cash and cash equivalents	$	79,751
Computer equipment, net of accumulated depreciation of $18,900		-
Total assets	$	79,751

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	7,241
Total liabilities	$	7,241
Commitments & contingencies - none		
Members' Equity	$	72,510
Total liabilities and members' equity	$	79,751